United States securities and exchange commission logo





                            June 11, 2021

       Robert LaPenta
       Co-Chief Executive Officer
       LGL Systems Acquisition Corp.
       165 W. Liberty Street, Suite 220
       Reno, NV 89501

                                                        Re: LGL Systems
Acquisition Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed May 14, 2021
                                                            File No. 333-256129

       Dear Mr. LaPenta:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4

       Summary, page 1

   1.                                                   We note your disclosure
that    IronNet is a leading company in the cybersecurity defense
                                                        industry.    Please
provide the basis for your characterization that you are a leading company in the industry
and describe how this leadership is defined and/or determined.
                                                        For example, it is not
clear whether you are basing this on objective criteria such as market share or
revenues for competing software platforms in your industry.
 Robert LaPenta
FirstName  LastNameRobert  LaPenta
LGL Systems   Acquisition Corp.
Comapany
June       NameLGL Systems Acquisition Corp.
     11, 2021
June 11,
Page 2 2021 Page 2
FirstName LastName
Questions and Answers, page 3

2. Include an additional Q&A quantifying the total dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination.
         Provide disclosure of the impact of each significant source of dilution, such as the amount of equity held by founders and convertible securities, including warrants retained by redeeming shareholders.
What happens if the Business Combination is not consummated?, page 4

3. We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.
What equity stake will current LGL stockholders and current IronNet stockholders hold in the
Combined Company immediately..., page 5

4. Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.
5. It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.
Summary
Quorum and Vote of LGL Stockholders, page 17

6. Please quantify the approximate number of LGL Class A common, Class B, and Preferred stock owned by stockholders who have already agreed to vote to approve the Business
         Combination. Further, please clarify the percentage of the remaining shares that are necessary to achieve the majority voting threshold necessary to approve the transaction.
Risk Factors, page 34

7. Please highlight material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business
         combination. Disclose if the SPAC   s sponsors, directors, officers or
their affiliates will
         participate in the private placement.
8. Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
 Robert LaPenta
FirstName  LastNameRobert  LaPenta
LGL Systems   Acquisition Corp.
Comapany
June       NameLGL Systems Acquisition Corp.
     11, 2021
June 11,
Page 3 2021 Page 3
FirstName LastName
Proposal No. 1 - The Business Combination Proposal
Background of the Business Combination, page 88

9. Your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.
Certain Forecasted Financial Information for IronNet, page 95

10. Please disclose your material assumptions that supports the significant increases to the financial projection of your revenues. Tell us and disclose how those assumptions reasonably support such changes. Contrast your projected and historical
         growth rates. Please clearly disclose the underlying drivers that supports your projected growth rates.
Material U.S. Federal Income Tax Considerations, page 111

11. We note your discussion of the material U.S. Federal income tax considerations for LGL
         Class A common stockholders who elect to redeem their Class A common stock. Expand your discussion to discuss the material U.S. Federal income tax considerations for stockholders of IronNet Cybersecurity, Inc. who will exchange their shares of IronNet
         Cybersecurity, Inc. for LGL Class A common stock. If such exchange is expected to be tax-free under the Tax Code then a tax opinion must be filed in support of such conclusion. See Item 601(b)(8) of Regulation S-K.
Key Business Metrics, page 208

12. Please revise to clarify whether Recurring Software Customers includes only those customers that have a recurring contract for both your IronDefense and IronDome products, or if the purchase of a single product is sufficient. In addition, where appropriate, clarify whether your products can be purchased as a standalone product or if they come bundled.
13.      We note that you Annual Recurring Revenue includes annualized revenue from any
         contract that is set to expire in the next 12 months. For your ARR for 2020, indicate whether you revise your metric to reflect actual renewals and terminations. Furthermore, disclose your historical renewal rate for your expiring contracts.
14. We note that your Dollar-based Average Contract Length includes the average length of the contracts in the numerator. Please revise to clarify whether you determine the length of the contract as the remaining time left on an existing contract, or the total length of the contract.
 Robert LaPenta
FirstName  LastNameRobert  LaPenta
LGL Systems   Acquisition Corp.
Comapany
June       NameLGL Systems Acquisition Corp.
     11, 2021
June 11,
Page 4 2021 Page 4
FirstName LastName
Results of Operations
Comparison of Fiscal 2021 and Fiscal 2020
Revenue, page 212

15. We note your total revenue increased by 26% in fiscal 2021 compared to fiscal 2020.
         Please identify and quantify the material factors that resulted in this increase. Refer to
         Section III.B of SEC Release No. 33-8350.
Operating expenses
Sales and marketing, page 213

16. Your disclosure indicates that sales and marketing cost increased by 70% in fiscal 2021, compared to fiscal 2020, primarily due to the continued build out of your sales force globally. Please expand your disclosure to quantify the change in employees year over year. Refer to Section III.B of SEC Release No. 33-8350.
Critical Accounting Policies and Estimates
Stock-based Compensation, page 217

17. Please provide us with a breakdown of all equity awards granted to date in 2020 and leading up to the filing of the Form S-4, including the fair value of the underlying common stock used to value such awards as determined by your board of directors. To the extent there were any significant fluctuations in the fair values from period-to-
         period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the Company or changes in your valuation assumptions or methodology. Compare the most recent valuations for options granted to the fair value of the shares of commons stock as determined by the exchange ratio described on page 1.
Beneficial Ownership of Securities, page 220

18.      Please disclose the sponsor and its affiliates    total potential
ownership interest in the
         combined company, assuming exercise and conversion of all securities Notes to Consolidated Financial Statements
Note 1. Organization and Summary of Significant Accounting Policies
Deferred Commissions, page F-38

19. Tell us and disclose whether additional sales commissions are paid upon contract renewal and, if so, whether such amounts are commensurate with the initial commissions. Refer to
         ASC 340-40-35-1 and 50-2. Revise to disclose the amortization period. Robert LaPenta
FirstName  LastNameRobert  LaPenta
LGL Systems   Acquisition Corp.
Comapany
June       NameLGL Systems Acquisition Corp.
     11, 2021
June 11,
Page 5 2021 Page 5
FirstName LastName
Note 2. Revenue
Software, subscription and support revenue, page F-42

20. We note you have determined to combine your defense software solution as a single performance obligation. We further note that this single performance obligation includes hardware, software licenses, and support and maintenance. Explain in greater detail how you concluded that each of these components should be combined into a single performance obligation. Refer to ASC 606-10-25-14 through 25-22.
21. Please disclose revenue from subscriptions separately from software and support revenue.
         Also, disclose revenue recognized over time and at a point-in-time. See ASC 606-10-55-
         91.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Ryan Rohn, Senior Staff Accountant, at (202) 551-3739 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney, at (202) 551-3334 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology